Exhibit (a)(12)

[Email to Employees Who Have Not Tendered as of August 26, 2002]

Fellow employees of Homestore:

      If you receive this email, you are one of the potential beneficiaries of our decision to extend the tender offer for new stock options. In case there was some confusion as to the offer, we wanted to clarify for you what the offer means. In January, all of you had stock options with exercise prices from $13.73 to as high as $89.25. Because of the problems that the company was experiencing at that time, the Company made a decision to grant you new options equal to 90% of your total outstanding options at $2.25 per share.

      The current offer is to give you the additional 10% of the original options, but you have to “tender” or return, all of your original options upon which these offers were based. Approximately 77% of employee shares that were eligible have been tendered. It has been suggested that some of you who have not tendered are holding on to your shares because you believe there is still the potential for the stock to get back above your original exercise price and thus you would have 10 times as many shares that could appreciate if you don’t tender.

      While there is no way to predict what the future price might be, you should understand the economics before making your decision. Here is an example that may help you. This example makes assumptions about your current position and the future stock price:

Current options:	1,000
Exercise price:	$20.00 per share
New options:	100
Exercise price:	$2.00 (assumed price, we cannot determine what the price will be 6 months from now)

      If you hold on to your old shares, the price would have to go to $21 per share before you had a value of $1,000.00 in those options. At $20 and below your old options are worth $0. At $21 per share, your new options would be worth $1,900.00, and at $10 per share would be worth $800. Obviously, if the stock price went substantially higher than $21 per share, you would have a larger gain by holding on to your old options, but you should factor in the probability of the shares exceeding $21 per share. The higher the exercise price of your existing options, the lower the probability of our shares exceeding that price. In this analysis, your breakeven point would be $22 per share. Above that price you are better off keeping your old shares. Any price below your current exercise price will provide no value from your old options.

      You have until Friday, August 30 at 5:00 pm PDT to make your decision and submit the personalized letter of transmittal that was mailed to you separately so that it is received by us or postmarked no later than 5:00 p.m., Pacific Daylight Time, on August 30, 2002.

      If you need another copy of the Offer to Exchange (or the letter of transmittal that was mailed to you) or if you have any further questions, please feel free to contact Sharon Goldstein or me in Westlake Village.

Lew Belote

Chief Financial Officer